SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NEWLEAD HOLDINGS, LTD
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

G64626 149
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mantangi Irrevocable Trust 27-660-3432
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,426,519
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,426,519
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 4,426,519
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☑
11.	Percent of Class Represented by Amount in Row 9 9.16%1
12.	Type of Reporting Person (See Instructions) OO

1 Calculated on the basis of 48,317,536 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer in a Form 6-K dated February 28, 2014.

Item 1(a).  Name of Issuer:

Newlead Holdings, Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

83 Akti Miaouli & Flessa Street

185 38 Piraeus Greece

Item 2(a).  Names of Persons Filing:

This Statement is filed by the Mantangi Irrevocable Trust (the “Reporting Person”).

Item 2(b).  Addresses of Principal Business Offices or, if none, Residences:

The address of the principal business office for the Mantangi Irrevocable Trust is 555 S. Federal Highway, Suite 300, Boca Raton, FL 33432.

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

G64626 149

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None apply.

Item 4.    Ownership:

(a)	The Reporting Person may be deemed to have beneficially owned 4,426,519 shares of Common Stock through its ownership of Pallas Holdings, LLC. The Reporting Person is a member of Pallas Holdings, LLC.

In addition, the sole trustee of the Reporting Person is Perian Salviola, who also beneficially owns 4,426,519 shares of Common Stock through her ownership of Pallas Holdings, LLC. As trustee, Perian Salviola has sole voting and dispositive power in the shares owned by the Trust but has no pecuniary or other economic interest in the trust or such shares and disclaims beneficial ownership of the shares owned by the Reporting Person.  50% of all shares described below are beneficially owned by Perian Salviola and 50% are owned by the Trust.  Perian Salviola is filing her own Schedule 13G reporting ownership of the 4,426,519 shares beneficially owned by her and the 4,426,519 shares owned by the Reporting Person.

The shares owned by the Reporting Person were issued in connection with the sale to a subsidiary of the Issuer by Pallas Holdings, LLC of Viking Acquisition Group, LLC and Pallas Highwall Mining LLC of Viking Prep Plant, LLC.

In the Viking Acquisition transaction, as part of the consideration, the Issuer issued a convertible note in the original principal amount of $15,000,000 and for which 1,110,198 shares were issued representing $7,375,000 of principal amount.  The Reporting Person beneficially owns 555,099 or 50% of such shares. An additional 591,479 shares were issued with respect to the $1,500,000 principal payment due on December 31, 2013 and accrued interest as of December 31, 2013. The Reporting Person beneficially owns 295,739 or 50% of such shares. As of the date of this filing, such note has an outstanding principal amount of $6,000,000, for which the Issuer has the option of paying the four remaining $1,500,000 quarterly principal payments in cash or shares.  Such shares have not been included in the amounts listed on Row 9 above.  The acquisition agreement also provides for a true-up of the proceeds from such shares, but the amount cannot be calculated until such time as all shares issued as consideration of the purchase price have been sold. The final payment on the note is due on December 31, 2014.

In the Viking Prep Plant transaction, as part of the consideration, the Issuer issued a convertible note in the original principal amount of $24,000,000 and for which 5,154,640 shares were issued representing $10,000,000 of principal amount.  The Reporting Person beneficially owns 2,577,320 or 50% of such shares. An additional 1,996,721 shares were issued with respect to the $2,800,000 principal payment due on December 31, 2013 and accrued interest as of December 31, 2013. The Reporting Person beneficially owns 998,360 or 50% of such shares. As of the date of this filing, such note has an outstanding principal amount of $11,200,000, for which the Issuer has the option of paying the four remaining $2,800,000 quarterly principal payments in cash or shares.  Such shares have not been included in the amounts listed on Row 9 above. The acquisition agreement also includes a true-up of the proceeds from such shares, but the amount cannot be calculated until such time as all shares issued as consideration of the purchase price have been sold. The final payment on the note is due on December 31, 2014.

The shares to be issued with respect to the $2,800,000 principal payment due on February 28, 2014 will be placed in escrow and are intended to be used to pay liabilities of Viking Acquisition Group, LLC and Viking Prep Plant, LLC that are required to be paid off by the seller under the acquisition agreements and for which the Issuer has been indemnified.  If any of such shares remain in escrow after payment of such liabilities, they shall be transferred 50% to the Reporting Person and 50% to the Trust.  The Reporting Person disclaims any beneficial ownership in any shares that may be issued to the Trust.

(b)	Percent of class of Common Stock beneficially owned by the Reporting Persons: 9.16%

(c)	Number of shares of Common Stock to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of cover page, which is incorporated herein by reference.

(ii)	shared power to vote or to direct the vote:

See Item 6 of cover page, which is incorporated herein by reference.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover page, which is incorporated herein by reference.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover page, which is incorporated herein by reference.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

Not applicable.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mantangi Irrevocable Trust

Dated: February 28, 2014	By:	/s/ Perian Salviola
Perian Salviola, Trustee